UNITED ST

SECURITIES A

W

07002607

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SEC FILE NUMBER
8 – 51716

SEC MAIL RECEIVED PROCESSING FEB 27 2007 WASH. D.C. 186 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

RLSP ASSOCIATES, LLC

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 MASON STREET
(No. And Street)

GREENWICH	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY BUCK (203) 625-0047
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*

OATH OR AFFIRMATION

I, JAY BUCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RLSP ASSOCIATES, LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

DOROTHY A. FRONIO
NOTARY PUBLIC - CONNECTICUT
My Comm Expires Nov 30, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of RLSP Associates, LLC
F/K/A Jasper Associates, LLC:

We have audited the accompanying statement of financial condition of RLSP Associates, LLC (the "Company") F/K/A Jasper Associates, LLC as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of RLSP Associates, LLC F/K/A Jasper Associates, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 22, 2007

RLSP ASSOCIATES, LLC
F/K/A JASPER ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 7,339
Receivable from clearing broker	218,166
Securities owned, at market value	9,237
Other assets	174
TOTAL ASSETS	$ 234,916

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accrued expenses payable	$ 4,000
Total Liabilities	4,000
Member's Capital	230,916
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 234,916

The accompanying notes are an integral part of this financial statement.

RLSP ASSOCIATES, LLC
F/K/A JASPER ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RLSP Associates, LLC, (the "Company") F/K/A Jasper Associates, LLC was formed as a limited liability company in Delaware on March 5, 1999 and commenced operations on May 10, 1999. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The term of the Company expires on December 31, 2029 unless the managing member of the Company elects to terminate the Company at an earlier date. The name change was effective September 1, 2006.

The Company has an agreement with another broker-dealer (the "Clearing Broker") to clear transactions, carry customers' accounts on a fully disclosed basis and perform recordkeeping functions. The Company, consequently, operates under the exemptive provisions of SEC Rule 15c3-3 k(2)(ii).

Jasper Partners, L.P. (the "Partnership") was organized in the State of Delaware as a limited partnership that commenced operations on May 25, 1999. Generally, the Partnership invested the capital contributions made by its partners by acquiring membership interests in the Company. Effective January 1, 2005, the Partnership withdrew its entire interest in the Company. On January 5, 2005, NASD granted permission to change 100% ownership of the Company from the Partnership to the managing member. The Company currently has very little activity.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

No Federal, state or local income taxes have been provided on income or loss of the Company since the members are individually responsible for the taxes on their share of the company's taxable income or loss.

RLSP ASSOCIATES, LLC
F/K/A JASPER ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2006

NOTE 2. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2006, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 3. DUE FROM CLEARING BROKER

The Company clears its transactions through another broker-dealer (the "clearing broker") on a fully disclosed basis. At the December 31, 2006, the amount due from the clearing broker is a credit balance. In the event that the clearing broker is unable to fulfill its obligations, the company would be subject to credit risk.

NOTE 4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the company had net capital of $229,356, which was $129,356 in excess of its required net capital of $100,000.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

END